Paul J. Masschelin Senior Vice-President Finance and Administration (403) 237-4304

December 11, 2014

Mr. Brad Skinner

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Re:	Imperial Oil Limited

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 26, 2014

Response Letter Dated September 15, 2014

Response Letter Dated November 12, 2014

File No. 000-12014

Dear Mr. Skinner:

On behalf of Imperial Oil Limited, please find enclosed our response to your comments regarding the above filing set forth in your letter of November 24, 2014. We appreciate your agreement to extend the timing of our response pursuant to the November 26, 2014, letter from Mr. Randy Gillis.

If you require further clarification, please contact Mr. Randy Gillis, Assistant Controller who can be reached at 587.476.3211 (email: randy.gillis@esso.ca) or me.

Yours truly,

/s/ Paul J. Masschelin

Attachment

cc: R.D. Gillis

Imperial Oil Limited    237 Fourth Avenue S.W.    PO Box 2480, Station M    Calgary, AB T2P 3M9

Mr. B. Skinner

U.S. Securities & Exchange Commission

December 11, 2014

Response to Form 10-K comment

Business, page 3

Oil and gas production, production prices and production costs, page 6

1.	We note your response to prior comment one from our letter dated October 16, 2014 and your proposed alternative disclosure to reporting annual amounts of production. As indicated in our prior comment, we believe that the language of Item 1204(a) of Regulation S-K contemplates disclosure of total annual amounts of production, and not daily production rates. Please revise your disclosure accordingly. As also indicated in our prior comment, if you believe it is useful to investors to disclose daily production rates, you may do so.

Response

We continue to believe that disclosure of production volumes on a per day basis is in compliance with the requirements of Item 1204(a) of Regulation S-K since a specific unit of measurement is not referenced in the said Item. If reporting of production volumes must be on an annual basis, this change to a long-standing and widely accepted industry reporting approach should be implemented by means of an amendment to Item 1204(a) of Regulation S-K or by other action generally applicable to all oil and gas reporting companies at the same time. In order to maintain comparability for investors, we do not believe it is appropriate for the SEC staff to make this change through the comment letter process. If this approach is unacceptable, we respectfully request an opportunity to present our views to the Director of the Division of Corporate Finance or another appropriate official.